UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number 001-34476

Banco Santander (Brasil) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on March 24, 2022

DATE, TIME AND PLACE: On March 24, 2022, at 3:30 p.m., by videoconference, the Board of Directors of the Company has met, with the attendance of all of its members.

CALL NOTICE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: (i) to resolve on the appointment of Mr. Pedro Augusto de Melo, to the positions of member of the Nomination and Governance and Compensation Committees of the Company; and (ii) to consolidate the composition of the Nomination and Governance and Compensation Committees of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i)          to appoint, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a supplementary term until the investiture of those elected in the First Meeting of the Board of Directors to be held after the Annual General Meeting of 2023, Mr. Pedro Augusto de Melo, Brazilian, married, accountant, bearer of the Brazilian Identity Card No. 8.343.735-6 SSP/SP, enrolled with Individual Taxpayer Registry under No. 011.512.108-03, for the position of member of the Nomination and Governance and Compensation Committees of the Company; and

(ii)         In view of the approval of item (i) above, consolidate the composition of the Nomination and Governance Committee and the Compensation Committee of the Company as follows:

Nomination and Governance Committee
Name	Role
Sergio Agapito Lires Rial	Coordinator
Deborah Patricia Wright	Member
Luiz Fernando Sanzogo Giogi	Member
Pedro Augusto de Melo	Member

Compensation Committee
Name	Role
Deborah Patricia Wright	Coordinator
Sergio Agapito Lires Rial	Member
Luiz Fernando Sanzogo Giogi	Member
Pedro Augusto de Melo	Member

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2022

Banco Santander (Brasil) S.A.
By:	/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:	/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice-President Executive Officer